

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 9, 2018

<u>Via E-mail</u>
Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
30 Maples Street
Suite 2
Summit, NJ 07901

Re: ETF Managers Group Commodity Trust I
Registration Statement on Form S-1
Filed January 2, 2018
File No. 333-222379

Dear Mr. Masucci:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Eric D. Simanek, Esq.
      Sullivan & Worcester LLP